January 15, 2009

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Golden State Water Company
Registration Statement on Form S-3
Filed December 12, 2008
File No. 333-156112
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-12008

Dear Mr. Owings:

     This letter is being sent in response to the Staff’s letter of comments dated January 9, 2009, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K (the “Annual Report”) for Golden State Water Company (the “Company”). Set forth below are the Company’s responses to the Staff’s comments. For the convenience of the Staff, we have restated each comment in the order provided followed by the Company’s responses.

     Transmitted herewith is Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects certain changes, as indicated below, based on the Staff’s letter of comments. The Amendment also includes other changes that are intended to update the information contained in the Registration Statement.

Registration Statement on Form S-3

Incorporation of Documents by Reference, Page 19

1.	Please revise to incorporate by reference your Form 8-K filed on February 6, 2008. See Item 12 of Form S-3. In addition, though we note that you have included a Form 8-K filed on May 23, 2008, it does not appear that you properly filed this Form 8-K on EDGAR under your reporting history. Please revise or advise.

In response to the Staff’s comment, the Company’s Form 8-K filed on February 6, 2008 is now incorporated by reference to the Registration Statement. Further, the Company’s Form 8-K filed on May 23, 2008 has been removed from the list of documents incorporated by reference because the information disclosed in the Form 8-K filed on May 23, 2008 was only required to be disclosed by the Company’s parent, American States Water Company. The Company has also incorporated by reference additional filings made by the Company under the Securities Exchange Act of 1934 since the filing of the Form S-3.

Exhibits

Exhibit 5.01 Opinion of O'Melveny & Myers LLP

2.	In the penultimate paragraph, please revise your opinion to delete the reference to “present” in your statement that “[t]he law covered by this opinion is limited to the present federal law of the United States and the State of California” or confirm that you will file an updated opinion when a takedown occurs.

In response to the Staff’s comment, the legal opinion of O’Melveny & Myers LLP has been revised to remove the word “present” from the referenced statement. The revised Exhibit 5.01 has been filed with the Amendment.

Form 10-K for the fiscal year ended December 31, 2007

3.	We note that on January 7, 2009 you responded to our letter dated December 22, 2008 on the above filing. We also note that you have filed an amended Form 10-Q for the period ending September 30, 2008, correcting the date of the chief financial officer's Section 302 certificate in response to comment two of our letter dated December 22, 2008. Please confirm that you will disclose the information you provide in response to comment one in future filings.

The Company advises the Staff that it will disclose the information provided in response to comment one in the Staff’s comment letter dated December 22, 2008 in its future filings.

     If you have any questions regarding the Registration Statement or the responses contained in this letter, please call me at (909) 394-3600 extension 647 or Frances E. Lossing at (213) 430-6590.

Very truly yours,

/s/ ROBERT J. SPROWLS
Robert J. Sprowls
President and Chief Executive Officer

Attachment

cc:      Frances E. Lossing, Esq.